

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2011

Via Facsimile and U.S. Mail

Mr. Daniel G. Zang
Chief Financial Officer
Umami Sustainable Seafood Inc.
1230 Columbia Street, Suite 1100
San Diego, CA   92101

> **Re: Umami Sustainable Seafood Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 3, 2011**
> **File No. 0-52401**

Dear Mr. Zang:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K dated January 31, 2011

Item 4.01. Changes in Registrant's Certifying Accountant

1.   Please amend your Form 8-K to include the required Exhibit 16 letter from your former auditor stating whether they agree with your Item 304 disclosures, or the extent to which they do not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Daniel G. Zang
Umami Sustainable Seafood Inc.
February 4, 2011
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief